Mark A. Tilsen, President



Mark Tilsen is President and co-founder of Native American Natural Foods and a longtime business partner with Karlene Hunter in Lakota Express, Inc., a direct marketing and customer care management company. Mr. Tilsen has more than 25 years of experience in nonprofit fundraising, marketing community development, and 18 years in special events marketing and productions.

A recipient of numerous marketing awards, most recently Mr. Tilsen received the 2016 Specialty Food Association Leadership Award for Citizenship and the 2011 Social Venture Network Innovation Award for his efforts with Native American Natural Foods.

A lifelong supporter of Native American causes, Mr. Tilsen began working as a volunteer in 1973 for the Wounded Knee Defense Offense Committee, which his parents co-founded. Since that time, he has honed his skills coordinating award-winning, database-driven direct marketing campaigns that have raised more than million for Native American educational and environmental organizations.

Mr. Tilsen has co-founded several successful community organizations and businesses, including:

- KILI Radio, the largest indigenous community-owned radio station in North America.
- The Black Hills Alliance. a coalition of Native and non-Native Americans that had a major impact on changing the environmental policies and practices in the Black Hills.
- Direct Expressions, the company that launched the first direct marketing campaigns for the late Sen. Paul Wellstone, D-Minn., and Oglala Lakota College.
- Direct Events, now the largest independent music promotions group in Austin, Texas.
- Manager of Indigenous, the first Native American musical group to have a Top 10 hit on radio since the '70s.
- Lakotamall.com, a web portal providing Internet market access to small businesses and non-profit organizations serving Indian Country.
- Lakota Express Inc., the only reservation-based Native American-owned direct marketing firm in the nation.
- Maz, Inc., a talent management group based in Minnesota.